

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 10, 2009

<u>Via U.S. Mail</u>

Mr. Jinzhao Wu
Chief Executive Officer
China Northern Medical Device, Inc.
180 Hongqi Da Jie, Suite 400
Nangang District, Haerbing City
Heilongjiang Province, China 150090

> **Re: China Northern Medical Device, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed April 6, 2009**
> **File No. 000-53089**

Dear Mr. Wu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief